Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES TWO-YEAR TIME CHARTER CONTRACT FOR M/T P. LONG BEACH AT US$30,500 PER DAY

ATHENS, GREECE – November 4, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has entered into a time charter contract with SeaRiver Maritime, a wholly owned subsidiary of ExxonMobil Corporation (“SeaRiver” or the “Charterer”), for its M/T P. Long Beach (the “vessel”), a 105,408 DWT LR2 Aframax tanker, built in 2013.

Under the terms of the agreement, the vessel will be chartered for a period of 24 months, plus or minus 30 days at the Charterer’s option, at a daily gross charter rate of US$30,500. The vessel will be delivered to SeaRiver upon redelivery from her previous charterer, expected to be around mid-December 2025.

This new charter increases the Company’s fleetwide secured revenue backlog by approximately US$21.35 million for the minimum duration of the charter, further enhancing the Company’s total revenue.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce that one of our two Aframax tankers, currently operating under medium-term charters expiring in December, has been rechartered well ahead of schedule at an attractive charter rate. This new time charter highlights our long-standing and mutually beneficial partnership with ExxonMobil Corporation, a leading energy major with whom we have conducted repeat business, reaffirming the Charterer’s continued confidence in the quality, safety, and reliability of our fleet operations.

“Concluded in a seasonally strong market environment, this charter reflects both the favorable market dynamics and a positive outlook for our sector. It enables us to further optimize our fleet deployment strategy, increasing our fleet-wide total secured revenue backlog to approximately US$257 million, based on the minimum duration of each charter as of October 1, 2025. This contract also increases our fixed charter coverage to approximately 52% for 2026 and 41% for 2027, pending secured employment for our recently acquired Suezmax tankers, and lowers our cash flow breakeven rate for open days.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to charter employment and our revenue backlog. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.